Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF TITAN PHARMACEUTICALS, INC.

(Effective as of July 5, 2022)

1.	Article II, Section 5 of the Bylaws, as amended (the “Bylaws”), of Titan Pharmaceuticals, Inc. (the “Corporation”) is hereby amended and restated in its entirety as follows:

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning twenty-five percent (25%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

2.	Article III, Section 1 (DIRECTORS) of the Bylaws of the Corporation is hereby amended and restated in its entirety as follows:

Section 1. The number of directors which shall constitute the whole board shall be determined by resolution of the Board of Directors or by the stockholders at any annual or special meeting of the stockholders or stockholder action by written consent in lieu thereof, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

3.	Article III, Section 2 (DIRECTORS) of the Bylaws of the Corporation is hereby amended and restated in its entirety as follows:

Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected, unless sooner displaced; provided, however, to the extent any increase in the authorized number of directors or the removal of any director(s) is effectuated pursuant to either (i) the action of stockholders at any annual or special meeting of stockholders or (ii) stockholder action by written consent in lieu thereof, such vacancies and newly created directorships shall initially be filled exclusively by the stockholders. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.